Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

July 17, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Telestone Technologies Corporation Form 10-K Filed March 30, 2012 File No. 001-32503

Dear Mr. Spirgel:

On behalf of Telestone Technologies Corporation (the “Company”, “TSTC”, “we”, “our” or “us”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 26, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendment to the 10-K if necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Note 2. Revenue recognition, page F-8

1.         We have considered your response to prior comment 1 in your letter dated June 17, 2013. We note that you have recorded amounts for estimated uncollectable accounts receivable. Please tell us how you determined that a portion of your accounts receivable were estimated to not be collected. Reconcile your conclusion that a portion of your accounts receivable will not be collectable and your statement that “the Big 3 historically paid their contracts in full.” In this regard, tell us how much of your allowance for doubtful accounts has been provided for each of your Big 3 customers and for your other customers.

Response:

As the Company has stated in its previous correspondence, although our customers may pay late, the Big-3 carriers have historically paid all of their bills in full. That said, the Company will record uncollectable accounts receivable if certain criteria are met (even if the Company expects that payment will occur at some point in the future). The Company calculates its bad-debt provisions taking into consideration the aging of accounts receivable, the closeness of our customer relationships, the amounts of payments made in the past year, and our forecast of our customers’ future payments. First, we take a bad-debt provision when receivables are more than two years old and no new transactions or collections have occurred. Second, we take a bad debt provision when a receivable is more than two years old and there has been little collection in the past year, or our forecast predicts poor collection of the receivable.

According to our 2012 Q3 financial statements, our bad debt provision was $32.4 million. Of this figure, $18 million was for China Mobile, $7.2 million was for China Unicom, $5.1 million was for China Telecom, and the remaining $2.1 million was for other customers.

Our bad-debt provision is broken down in the table below:

RMB '000	Telestone Technologies	Telestone Wireless	Telestone Communication Technology	Guolian	Fantai	Total	USD '000
China Mobile	97,958.39	10,533.64	-	-	3,540.54	112,032.58	17,997.05
China Unicom	44,374.41	389.98	-	-	-	44,764.39	7,191.00
China Telecom	31,118.31	794.83	-	-	-	31,913.14	5,126.56
Others	11,207.61	92.79	315.67	1,498.16	-	13,114.24	2,106.69

2.         We have considered your response to prior comments 4 and 5 in your letter dated June 17, 2013. Please provide us with a schedule of accounts receivable by year from January 1, 2009 through September 30, 2012. Provide also cash collection information subsequent to September 30, 2012. Your schedule should identify for us the following information by individual final signed sales contract:

•           The name of the customer,

•           The date the final sales contract was signed,

•           The amount due under the contract and receivable from your customer upon signing of the final sales contract,

•           The contractual terms of remittance (such as amounts due in 30 days, 90 days, 180 days as applicable),

•           Amounts and dates of payments made per (tied to) final signed sales contract, and

•           If there are amounts that have not been paid, please explain to us, by individual sales transaction, the reasons why on a contract by contract basis.

These schedules should be reconciled to your 2009 through 2011 audited financial statements and your September 30, 2012 reviewed financial statements.

Response:

According to our non-disclosure agreements with our customers, Telestone does not have the right to release any data or material that may lead to the disclosure of customer information. Therefore, we are not allowed to offer the information in Comment 2 (Please see the form of non-disclosure agreement attached hereto as Appendix A).

3.         Your response to prior comment 4 in your letter dated June 17, 2013 explains that your local marketing staff is responsible for tracking accounts receivables and it provides this tracking information to your corporate finance staff, which in turn manages your trade receivables. Tell us how you document which customer payments apply to which specific contractual amounts due in your corporate accounts and in the schedule we have asked for above. Explain instances, if any, where your corporate finance staff has been unable to accurately apply and document the application of payments to specific projects in accordance with customer intent.

Response:

Our accounts receivables are tracked and managed by our provincial branches and marketing staff on a contract-by-contract basis. During each phase of a contract, from project approval, to project acceptance after completion, to contract signing, the branch marketing staff reports on the progress of the project to Telestone’s headquarters, which manages the marketing staff in terms of fulfilling their monthly and quarterly collection quotas in accordance with their work plan. Therefore, the staff of our branch offices are able to precisely calculate receivables and track their changes. As stated in our previous response, the customer informs the Company of its intention to make a payment in relation to a given project (so that the Company can prepare the tax receipt/invoice). Given the that customer explicitly states that it is making a payment for a given project, the job of matching payments to projects and tracking the remaining amounts due for a given project is relatively easy.

We are not aware of any instances where the corporate finance staff has been unable to accurately apply and document the application of payments to specific projects in accordance with customer intent.

4.         We have considered your response to prior comment 6 in your letter dated June 17, 2013. Please tell us if, under the relevant rule of law, if there is limited period of time that you have the ability to seek a legal remedy for payment delays.

Response:

Essentially, as further described below, the Company can continue to extend the term indefinitely but no more than 20 years.

Generally, under the People’s Republic of China Principles of Civil Law (“Civil Law”) Article 135, the statute of limitations for civil matters is two years. Further, under Civil Law Article 137, the statute of limitations is measured from the time when the party knew or should have known that its rights have been infringed. However, also pursuant to Article 137, the statute of limitations shall not extend beyond 20 years (unless the People’s Court determines there are special circumstances warranting further extension).

More specifically, the Company’s contracts, pursuant to the “Interpretation of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Cases of Disputes over Sales and Purchase Contracts” (“People’s Court Interpretations”) Article 38, will be considered “payment by installment” contracts (as they involve three or more payments).

Under “payment by installment” contracts, pursuant to the “Provisions of the Supreme People’s Court on Certain Issues Concerning the Application of the System of Limitation of Action in the Trail of Civil Cases” (“People’s Court Provisions”) Article 5, the statute of limitations is measured from the date of the last payment due date under a contract.

The basic principles set forth above are subject to modification such that the Company or the customer through their actions can extend the statute of limitations indefinitely (up to 20 years) as set forth below.

Civil Law Article 140 states that the statute of limitations for a civil action will be discontinued when either party makes a requirement for or agrees to perform certain obligations. Further, a new statute of limitations will begin from this point in time.

People’s Court Provisions Article 10 defines “either party makes a requirement for” under Civil Law Article 140 as a party delivering a document to the other party that states its rights to the other party’s performance.

People’s Court Provisions Article 16 defines “agrees to perform certain obligations” under Civil Law Article 140 as any one of the following: “the obligated party agrees to fulfill obligations in stages, has partially fulfilled obligations, provides security, requests an extension to fulfill obligations, or develops a plan to settle the obligation or commitment to act.”

Thus, after a customer fails to perform pursuant to a contract, the Company can reset the statute of limitations by sending notice to the customer of the Company’s right to performance under the contract. Also, should the customer make any payments under a contract after the final payment date, the statute of limitations will likewise be reset. Other than the 20 year general limitation, there is no limitation to the number of times that the statute of limitations can be reset in this manner.

Additionally, People’s Court Provisions Article 11 states that rights holders’ initiating claims on part of a debt halts the statute of limitations, and any remaining debt’s statute of limitations will be reset unless the rights holders clearly express a waiver of the remaining debt. Thus, should the Company make a claim concerning a part of an unpaid obligation of a customer, the statute of limitations shall be reset to the remaining amount due under such contract.

Given all of the above, essentially the Company’s claims will be subject to a 20 year statute of limitations.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer

APPENDIX A

[TRANSLATED FROM ORIGINAL CHINESE LANGUAGE DOCUMENT]

Form of Non-Disclosure Agreement

Party A: China Mobile Group Fujian Company Limited

Party B:  [Telestone Subsidiary]

According to Anti-Unfair Competition Law of the People’s Republic of China and relevant national and local regulations, both parties reach the following agreement through amicable negotiation in respect of protecting business secrets during the business cooperation in project construction:

I.       Confidential Content and Scope

Business secrets referred to herein are business information and technical information that are not known to the public, can bring economic benefits to Party A, with usability and at the request of Party A shall have security measures be taken. Business secrets specifically refer to all information provided to Party B by Party A, and all internal information accessed by Party B during the cooperation, including but not limited to customer data, business developments, product cost, pricing, list of third party partners, market position information, performance evaluation, sales history, test data, marketing plan, new business promotion plan, all types of software, software serial number, all kinds of passwords and other relevant information.

II.      Rights and Obligations of the Parties

1.       The information required by Party B for project construction shall be provided by Party A.

2.       Party B shall not disclose the relevant confidential information of Party A to any third party, including site location, device configuration, associated parameters, owner information, equipment installation diagram and others.

3.       Party B shall assign personnel to take charge of all information provided to Party B by Party A, and ensure that no irrelevant personnel in the company or personnel outside the company could accesses to or learn such information through various channels.

4.       Party B shall not, within three years after the cooperation expires, utilize the business secrets of Party A held by Party B, or provide other companies with the same or similar plan or service.

5.       Party B shall, after the expiration of the cooperation or the termination of the contract, return all information to Party A, shall not retain copies without authorization, and shall continue to abide by the confidentiality responsibility.

6.       Except the above obligations, Party B shall comply with the relevant confidentiality policy of Party A, and educate Party B’s employee to comply with the same obligations.

III.     Term of This Agreement

This agreement shall take effect from the date of signature and seal of both parties. During the validity of this agreement and the entire cooperation of both parties, Party B shall not disclose or improperly use the business secrets held during the cooperation, which includes that, after the expiration of this agreement, Party B shall continue to assume the confidentiality obligation, or else shall undertake the corresponding legal responsibility.

IV.     Liability for Breach of Contract

1.       Where Party B and its staffs violate the Confidentiality Agreement, gain access to without permission, illegally hold, steal or disclose Party A’s business secrets, Party A shall be entitled to unconditionally terminate the cooperation agreement, and require Party B to be liable for breach of contract by paying the liquidated damages of RMB 100,000.

2.       Where Party B and its staffs violate the Confidentiality Agreement, illegally hold, steal or disclose Party A’s business secrets, causing economic loss to Party A, Party A shall, depending on the seriousness, have the right to require Party B to assume the liability for breach of contract according to the above terms, and compensate for the loss incurred thereby.

3.       Where Party B and its staffs violate the Confidentiality Agreement, and disclose Party A’s business secrets to any third party, causing significant economic loss to Party A, Party B and its staffs shall compensate for all the losses suffered by Party A (including the losses on intangible assets and market share); in serious cases, they shall assume the corresponding criminal liability.

4.       The illegal holding, disclosure or stealing of business secrets shall be subject to that such business secrets have been learned by Party B, any third party irrelevant to Party B, or staff not involved in, or there is same or similar matter within the scope of confidentiality on the marketplace, without regarding to its access pattern. Party B shall be held responsible for producing proof to the contrary.

5.       Any dispute arising from this agreement shall be settled through amicable negotiation by the parties. Where the negotiation fails, such dispute shall be submitted to the People’s court where Party A is located.